Filed by Google Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-140828

TSO beta testers:

Thank you for offering your time to help us test out our new TSO auction system by executing a few transactions. Rather than asking you to test the system with your own shares, we’ve granted you [3 or 5] new TSOs, each at different strike prices, for the express purpose of performing this beta test. Any proceeds you receive through these transactions will be yours to keep. However, if you don’t sell the TSOs during this beta test window, they will be forfeited; so don’t wait to accept and sell these shares!

Here’s what you need to do:

•	Friday *before noon*: login to the SmithBarney system (www.benefitaccess.com) and accept these new shares granted to you
o	You will need to wait 24 hours after acceptance before shares are available for sale in the TSO system
o	To accept your shares, login to www.benefitaccess.com and go to View Your Options Account. For *each* of your grants of 1 share, click on the hyperlink to Accept each grant and follow the instructions to complete the acceptance. You will need to have your trading PIN handy.
•	Monday & Tuesday: login to the Morgan Stanley TSO system ([omitted from external version]) to access your account and sell your TSO shares
o	Please take note of what works or doesn’t work and what’s clear or unclear. We’ll collect your feedback later.

It’s that simple. We appreciate your help in this very important beta test and will solicit your feedback after the test is complete. Below is some introductory information from Morgan Stanley for your reference. If you have any questions, please contact Dave Rolefson ([omitted from external version]) or Melissa Karp ([omitted from external version]).

Thanks,

Melissa

TSO Pilot Introduction

Welcome to the TSO Pilot. We are very pleased that you have volunteered to participate in this exciting new program being offered to Google employees. The Pilot phase is designed to assess the auction system and delivery of funds with a small group of participants. Pilot transactions are real and Morgan Stanley will be the sole bidder [1].

Please review the Pilot Known Issues prior to participating in the pilot. Additionally, some of the plan administrator functions still need to be integrated into the TSO Program, which is explained in the Smith Barney Pilot Issues.

Logistics:

•

The TSO will be open for pilot from February 23rd 6:30 AM PST through February 27th 1:00 PM PST. While orders can be placed at any time during this window, the site actively sells when the public markets are open from 6:30 AM PST to 1:00 PM PST.

•

At the Pilot Users discretion, they can sell any of the TSO shares granted to them for the express use of conducting this beta test. Sales can be made in any combinations of market orders and limit orders.

•	Analytics on your transactions will start to populate on the second day of the pilot
•	The following URL will take you into the TSO Pilot: [omitted from external version] If you are logged in via VPN you can just type [omitted from external version]
•	During the pilot, cash from your transactions will be deposited into your Smith Barney account.
•	If you run into any issues during the pilot please send an email [omitted from external version]
•	If you have an urgent question during the pilot, we have personnel standing by during business hours 2:00 AM PST – 5:00 PM PST.

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[1] When the TSO Program is opened to the rest of the Google employees, it will have a minimum of two bidders and your options will be sold for the best bid at the time.

Pilot Known Issues

System Access

•	The system is not fully compatible on Linux-based machines with Firefox web browsers. Specifically, the following is affected for the aforementioned configuration:
o	High resolution displays are visually, not functionally, affected
o	Download to Microsoft Excel (see Microsoft Excel in Analytics below)
•	On a Mac OSX with Safari, in the Analytics, the time frame selections can disappear

Registration & Training

•

Legal disclaimers for Google and the Plan Administrator have not been finalized and are therefore not presented in the system. During registration, you will be asked to accept them. By doing so, you are not agreeing to any disclaimer.

Selling

•	Information downloaded to Microsoft Excel does not contain legal disclaimers
•	The requirement to use a passcode while submitting orders has not been implemented
•

The TSO system currently does not check if options are sold below intrinsic value. The TSO team, at Morgan Stanley, will be manually checking every transaction to verify that the intrinsic value rule isn’t broken. In the event that options are sold below their intrinsic value, then the trade will be voided and the options returned to the employee.

Microsoft Excel in Analytics

•	Right click based functions for the print functionality are not working
•	Right click based functions for download to Microsoft Excel are not working
•	Download to Microsoft Excel has some inconsistencies in certain situations

Help

•	Not all the answers and contact information in the Help section are complete or final. For questions please send an email [omitted from external version] or contact personnel in the logistics section.

Smith Barney Pilot Issues

Some pieces of the Smith Barney Stock Plan Services (www.benefitaccess.com ) have yet to be implemented:

•	TSO transactions will not be reflected in the Smith Barney Stock Plan System for the duration of the pilot. Smith Barney will reflect the transactions later in March.

The following scenario illustrates these issues:

If a pilot participant sells a $500 strike option that change will be accurately reflected in the TSO system. However, the Smith Barney system will not display the sale until sometime in March.

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to investors@google.com.